Exhibit 21.1

SUBSIDIARIES OF NOVAGOLD RESOURCES INC.

Name of Subsidiary	Jurisdiction of Organization
NOVAGOLD US Holdings Inc. (100% owned by NOVAGOLD RESOURCES INC.)	Delaware
NOVAGOLD Resources Alaska, Inc. (100% owned by NOVAGOLD US Holdings Inc.)	Alaska
Donlin Gold LLC (60% owned by NOVAGOLD Resources Alaska, Inc.)	Delaware
NOVAGOLD USA, Inc. (100% owned by NOVAGOLD US Holdings Inc.)	Delaware
AGC Resources Inc. (100% owned by NOVAGOLD US Holdings Inc.)	Delaware